Blue Capital Reinsurance Holdings Ltd.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-191586

November 1, 2013

Dear Mr. Riedler:

Blue Capital Reinsurance Holdings Ltd. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-191586) (the “Registration Statement”). This letter, together with the Registration Statement, sets forth the Company’s response to the comments contained in your letter dated October 31, 2013 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

Four clean copies of Amendment No. 3 and four copies that are marked to show changes from the Registration Statement that was filed with the Commission on October 29, 2013 are enclosed for your convenience.

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Exhibit 5.1

Please amend your registration statement to file an opinion of counsel, revised as follows:

•	to include a statement, if true, that counsel considered all documents necessary for them to form their opinion; and

•	to remove the limitation on reliance to the firm of Cravath Swaine and Moore LLP in the last paragraph of the opinion letter.

For additional guidance, see Section II.B.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has amended the Registration Statement to file a revised opinion of counsel with these changes.

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Please contact me at (212) 474-1024, or, in my absence, Michael Mariani at (212) 474-1007, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/  Craig F. Arcella

Craig F. Arcella

Mr. Jeffrey P. Riedler
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E.
                         Washington, D.C. 20549

Copy with enclosures to:

Ms. Amy Reischauer
     U.S. Securities and Exchange Commission
          Division of Corporation Finance
               100 F Street, N.E.
                    Washington, D.C. 20549

Mr. Michael S. Paquette
     Interim Chief Financial Officer
          Blue Capital Reinsurance Holdings Ltd.
               94 Pitts Bay Road
                    Pembroke HM 08
                         Bermuda

BY EDGAR; FED EX

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